EXHIBIT 21.1

SUBSIDIARIES OF BIOMED REALTY TRUST, INC. AS OF DECEMBER 31, 2007:

Name	Jurisdiction of Formation/ Incorporation

BioMed Realty, L.P.	Maryland

The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). A total of 73 wholly-owned subsidiaries have been excluded, each of which operates in the United States. The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2007.